Signal Hill Acquisition Corp.

2810 N. Church Street, Suite 94644

Wilmington, DE 19802-4447

February 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Signal Hill Acquisition Corp.
Registration Statement on Form S-1 Filed January 6, 2022, as amended
File No. 333-262042

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Signal Hill Acquisition Corp. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, February 10, 2022, or as soon thereafter as possible.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Filing. If you have any questions regarding the foregoing, please contact Marc J. Adesso of Saul Ewing Arnstein & Lehr, LLP at (312) 876-7160.

Very truly yours,

Signal Hill Acquisition Corp.

By:	/s/ Jonathan Bond
Name:	Jonathan Bond
Title:	Chief Executive Officer